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October 2, 2017

An In-Depth Look Into Gold’s Resurgence and its Sustainability

Transcript of Webcast on ETFtrends.com

Thursday, September 28, 2017

Tom Lydon:	Hi I’m Tom Lydon with ETF Trends, and welcome to today’s webcast, Insights on Gold: An In-Depth Look Into Gold’s Resurgence and its Sustainability. Today’s webcast is sponsored by State Street Global Advisors, and World Gold Council.

[00:00:30]	So folks, before we get started, first, thanks for being with us. We want to go through a few housekeeping items. As always, we love getting your questions, so don’t hold back. If you have a question, just click on the Q&A button on the right hand side of your screen, type in your question, we’ll try to get to as many questions as possible throughout the presentation.

[00:01:00]	In addition, we have some polling questions for you, the advisors on the call. We really appreciate your participation, really easy to answer the questions, they’re multiple choice, just pick the answer that’s best for you. Pops right up on the screen, just click it, and we’re going to share the results of the polling questions right after we ask of the question, and talk about it together.

So it’s a lot of fun to participate. In addition, we’ve got some resources for you. On the bottom of your dashboard there’s green colored folder, and in that folder is not only a copy of today’s power point presentation that you can download. Feel free to share it with a colleague or if there’s a slide you want to share with a client, it’s a great resource to have.

[00:01:30]	In addition, there’s some special reports, including a white paper titled The Role of Gold in Today’s Global Multi-Asset Portfolio. So please look at those reports, download them, they’re great resources to have, great resources to share too. Then finally in the teal colored folder in the bottom of your dashboard, is a survey.

[00:02:00]	Really quick survey to fill out, take you a minute. And if you do fill it out, your name will be throw into a hat, and three lucky advisors will be randomly selected to win the Starbucks gift card that you can see on the screen. So, again, thanks for being here, we really appreciate your participation.

[00:02:30]	Some of the things we’ll be talking about today will obviously include gold and, really, through the first nine months of the year, gold has outperformed the major US stock and bond indices. Gold’s performance moved in tandem with stocks during the first half of the year, showcasing that a bull stock market is not always bad for gold. However, gold has since picked up further steam as geopolitical certain has increased, and stocks faltered earlier this summer.

[00:03:00]	Investment demand remains robust and as increasing number of institutional investors, sovereign wealth funds, and central banks see gold as a potential source of return and diversification to traditional stock and bond portfolios. So consumer demand has benefited from structural economic reforms, and there’s been unexpected growth in key markets for gold.

[00:03:30]	Throughout the webinar you’ll be able to participate, obviously by the resources, the polling questions, and questions that you ask individually. So we’re looking forward to this, there’s a lot to talk about, and we’re going to dive right in.

[00:04:00]	So it’s my pleasure to introduce today’s speakers. First, Juan Carlos Artigas is Director of investment research for the World Gold Council. His responsibilities include managing the global investment research team, and providing oversight of research initiatives related to positioning gold as a integral part of investors portfolio. Juan Carlos has contributed significantly to reshaping world gold council’s approach to investment research through robust financial analysis, and introduction of ideas such as gold as a tail risk hedge, which has helped further gold case among professional investors. He is a regular presenter at industry conferences, and a sought after speaker by institutional and private investors who seek his expertise as a strategic case for gold.

Juan Carlos, it’s great to have you back, thanks for being with us.

[00:04:30] Juan Carlos Artigas:	Thank you Tom, it’s great to be here.

Tom Lydon: [00:05:00]	Next, George Milling-Stanley is head of gold strategy for State Street Global Advisors. George joined State Street Global Advisors in November of 2014, and retired from assisting your career with the World Gold Council in 2011. An acknowledged authority in all aspects of gold business, George is a regular speaker at international conferences. I love hearing George’s stories about all the people, the countries, the institutions that he talks about regularly. George, great having you back as well.

George Milling-Stanley:	Tom, a pleasure to be here, thank you.

Tom Lydon: [00:05:30]	And finally, Alistair Hewitt is director of market intelligence at the World Gold Council. He leads the market intelligence group with analysts in London, Mumbai, Shanghai. The market intelligence group is responsible for producing gold market insights. The pillar of this program is Gold Demand Trends. The World Gold Council’s Quarterly flagship publication surveying developments in the global gold market, and he’s going to share some of that insight today.

In addition to this Alistair and his team produces research and insights on other regions and sectors. Alistair, welcome to you too.

Alistair Hewitt:	Hi Tom, it’s great to be with you today.

[00:06:00] Tom Lydon:	So folks, we want to get right into it. There’s definitely a lot to talk about today. Let’s start with you Juan Carlos, gold has been one of the best performing assets this year. Can you tell us about what’s been driving gold prices?

Juan Carlos Artigas: [00:06:30]	Yeah, the gold is up about 12% this year in dollar terms, as you mentioned before, performing on par with US stocks and outpacing major bond indices. Now, while the performance of foreign stocks has been stronger, this includes the effect that a weakening dollar has on foreign holdings from that perspective of US measure.

[00:07:00]	Now, on that note, gold’s performance has also been positive for investors outside the US. The long dollar, long gold index, which is included the chart that people are seeing, includes measures of the performance of gold in six major currencies, the Euro, Pound, Yen, Swiss Franc, Canadian Dollar, and the Swedish Krona.

That index is about 3% off, which is still better than holding cash in any of those countries, given the low and negative level of yield that they face. Now going back to your question, drivers of gold in the short and medium term include the performance of currencies like the dollar. Investor expectations, monetary policy, inflation, and the overall level of uncertainty.

[00:07:30]	And of course, momentum, or the positive feedback loop whereby rising prices result in stronger in flows and vice versa. Which is oftentimes through derivatives markets. However, this year is not the only one where gold has performed on par with stocks. Gold has increased, on average, 10% per year since the 1970’s, which is comparable to the S&P 500 average price performance and average price returns over the same period.

[00:08:00] [00:08:30]	And over the past 10 and 20 years, gold has also performed well. Driven in part by structural changes in the market, such as economic expansion of emerging markets, more wide spread use of gold as part of foreign reserves by central banks, and the advent of investment vehicles such as gold backed ETF’s. Which leads to my next point. The reason gold has delivered such a strong return in the long run is that it’s not only driven by uncertainty level or quality periods, but also by the positive effect that rising incomes have both on the jewelry and technology demand for gold, as well as gold in the form of long term saving.

Tom Lydon: [00:09:00]	Okay, so Juan Carlos, before we continue, let’s throw out this question to the advisors on the call, and here it is. Do you find gold investing an attractive opportunity over the next 12 months? Again, no right or wrong answers, but, just kind of your opinion. Yes, you do find gold investing an attractive opportunity the next 12 months, no you don’t, or, you need more information and not necessarily willing to declare.

[00:09:30]	So we’ll leave this up for a minute or so and it’ll be interesting to see among all the advisors on the call today, what the feeling is about gold and especially how gold might perform in the next 12 months considering everything going on in the market place. So, we’ll give you another second or two.

[00:10:00]	Thank you. So here are the results. Okay gentlemen, so almost 50% say yes, it’s attractive. Only 20% say no. 31% really didn’t have an opinion or didn’t want to declare. So when you look at this George, does it ... Is this along the lines with the advisors in institutions and even sovereign wealth funds that you’re talking to?

George Milling-Stanley:	Yeah I think the fact that there’s a preponderance of people who do find the idea of gold attractive over the next 12 months would agree with the result I’m having from investor meetings that I hold. The fact that only 20% think that it’s not a good

[00:10:30]	idea, again, you know, that’s pretty well consistent. And, people who need more information, well we have plenty of information, we’ll be very happy to share that with people.

I know the World Gold Council folks are the same. So we are collectively a pretty good source of information. I think these webinars definitely contribute to that. And we’re always open to try to answer questions for people.

Tom Lydon: [00:11:00]	Yeah, Alistair, when you see results like this, especially with all the research that you do, are you heartened that things will continue to be positive for gold?

Alistair Hewitt:	Yeah, this is very, very encouraging, the results. This I find really interesting is the needs more information aspect, as George said, the World Gold Council is well furnished with information, a file that we can share with people. Or anyone on the course who does need more information, please do feel free to reach out to myself or JC, and we’ll be happy to see what information we can share with you.

[00:11:30] Tom Lydon: [00:12:00]	That’s great. So George, let me ask you, what similarities do you note between the factors supporting gold in 2017, compared to previous years?

George Milling-Stanley:	I think the main similarities, in my view, are that gold prices continue to be supported by the general environment of uncertainty around the world, both geopolitical and macro economic. Gold always tends to thrive in an atmosphere of uncertainty, and this year’s been no exception.

[00:12:30]	As far as politics are concerned, President Putin has for years made no secret of his territorial ambitions, they seem to be making some progress against ISIS and Al Qaeda, but both organizations still have the capacity to hurt us, and we still have to try to find the solution to the war in Syria, together with all the broader problems of the Middle East.

And here in the US, there’s continued gridlock in Washington, even though the White House and Congress nominally belong to the same party. And there’s a wide spread view that the president himself may be contributing to the general atmosphere of uncertainty.

[00:13:00]	On the economics front, there’s still no certainty about exactly what the Brexit vote in the UK, and negotiations for Britain to leave the European Union are going to mean for the UK itself, for Europe, and what will be the ramifications for the world economy.

Staying in Europe, there remains a good deal of uncertainty about European monetary policies and the future for them. Here in the US, the good news is that stocks are up 250% since the beginning of the recovery in 2009, that’s the good news. But it’s also the bad news, nobody expects that performance to be repeated over the next eight years.

[00:13:30]	And finally, the trend, worldwide, toward lower interest rates, has also been supportive for gold. At home in the US, we look set to remain in low or negative real interest rate territory for the foreseeable future. Perhaps what transpires with potential new appointments to the FONC. In much of the rest of the world, we even have negative nominal rates.

As one commentator put it recently, zero yield, meaning gold, will always be superior to negative yield.

[00:14:00] Tom Lydon:	So, have you noticed any significant differences this year George?

George Milling-Stanley: [00:14:30]	Over the past few weeks there’s been a strong focus among investors and perhaps even moreso among the media, on the perceived impact on the gold price of the newly bellicose North Korea. I’ve just come back from a series of visits to mainly institutional investors across Asia, and North Korea was the first topic everyone wanted to discuss. Now that’s understandable, given that the situation represents a potentially imminent existential threat to the countries of that region.

[00:15:00]	But it would be a mistake in my view to attribute golds recent rise to a 14 month high just above $1,350 an ounce solely to North Korea. Even if, by some miracle, the Korea situation were resolved over night, there is still plenty of other uncertainties in the mix to support gold prices. And I talked about some of them earlier.

Looking beyond the political and economic factors, there’s also grounds for confidence about the outlook for gold prices to be found in current developments in gold supply and demand. But I’ll let Alistair talk to that in more detail.

Tom Lydon:	Yeah, so Alistair, can you touch on supply and demand and kind of your outlook going forward?

[00:15:30] Alistair Hewitt:	Yes, certainly Tom. So, the supply side is relatively easy after strong growth in mine production over the past decade or so, which is increasingly looking like mine production will peak in 2017 or 2018, before declining somewhat.

[00:16:00]	The reason being, there have just been too few new discoveries or brown field project developments in the past few years, and this is largely because of the cuts mines made to their exploration and development budget following the drop in the gold prices in 2017. And even if the gold price were to increase a lot, the response time from a miner going out and developing a project to the gold coming on the stream would be slow. Even where it’s being discovered, permitting and construction timelines, new production would only start to increase in years to come, not months.

If we click on to the next slide of demand, the demand side, it’s more of a nuanced story, with lots of different factors driving consumption in different markets. But I

[00:16:30]	think one of the main messages that slide conveys is the importance of emerging markets. And I’ll focus on those a little bit.

But it’s just a little bit of a side note, I look at consumer demand for gold a lot in my role, and in contrast to a lot of commentary around the internet where a lot of bloggers relate gold only to financial market factors, such as the dollar, real interest rates, or risk premier, I believe that in the long run, people need to think about some interaction between supply and demand.

[00:17:00]	That’s not discounting the importance of financial markets, they’re incredibly important for price discovery in the short term, but the interplay between supply and consumer demand, in the long run, are also really, really important.

[00:17:30]	Now, the next slide is looking at Indian and Chinese demand, and these are the largest contributors to the major markets, consumer demand story. India has been stronger longer, while China has seen rapid growth over the past decade. And I’ll talk about each of these markets in a little bit of detail.

Firstly, India. India’s been on a roller coaster of a ride over the past three years. Governance and central bank changes have roiled the market. In short, the Indian state, public of third, did not love gold as much as they clearly do.

[00:18:00]	But in the recent past a sort of truce has been declared by the Indian state. Imports are now more or less freely available in India, as long as a ten cent import duty is paid, and we don’t have any complicated rules requiring imports, that are subsequently being exported as was the case in 2015.

[00:18:30]	But the big issue for the gold industry is that along with the rest of the economy, they’re battling with two relatively significant factors. The first was in November, 2016, when we have the large denomination of rupee notes, effectively making large portions of cash illegal overnight.

And that took as much as 86% of the paper currency out of currency almost instantly. The second is the diverse state level taxes and duties which were swept away, earlier this year, and replaced with nation wide different services tax.

[00:19:00]	Now both of these are made by the Indian government trying to formalize and deregulate the economy. In the long term, both efforts, we believe, will be positive for the Indian economy, and for gold demand, but in the near terms, gold demand’s likely to be disrupted by these significant changes that are taking place.

[00:19:30]	Good thing for China, it’s quite different in contrast to India. The Chinese state is very much in favor of domestic gold consumption, and has opened up the gold market over the past decade and a half. Then we’ve seen remarkable change. In the early 2000’s when China was the driver of industrial metals and raw materials, it’s impact on gold could essentially be ignored.

The country produced just about 200 tons per year, and consumed the same

[00:20:00]	amount, with minimum imports or exports. And that left this almost invisible to the international gold market. Today, China’s now the largest consumer, it’s the largest producer, and it’s central bank has bought a lot of gold over the past five years. And there are two big trends for Chinese consumer demand to bear in mind.

The first is that jewelry demand has been steadily slowing, indeed declining over the past few years. The market is healthy, but it’s stabilizing, and as the industry continues to adapt to a generational shift in tastes when it comes to demand.

[00:20:30]	In contrast, investment demands have grown substantially, and may grow further if the Chinese currency comes under renewed pressure. Now if we just flip to the next slide, we look at gold consumption ... Sorry.

Tom Lydon:	Yeah, Alistair, while I have you, can you comment a little bit about why jewelry demand in China may be slipping? And is it Are we seeing the same effect in India, or maybe comment on jewelry demand in India, because we know that this is a big part of overall demand.

Alistair Hewitt: [00:21:00]	Yeah, really good question Tom. So the big factor affecting China is that you’ve got younger consumers entering the market who have significantly different tastes to their older relatives, the older generation. Now the older generation, they had a passion for 24 karat jewelry, and they’d often buy heavy, big pieces.

The younger generation, they’re actually just faced more competition for where they’re going to spend their money. They might be more inclined to go off and buy experiences of iPhones or smartphones and what have you. And if they’re buying jewelry, they’re looking for more eclectic pieces, higher designed pieces.

[00:21:30]	So, you’re more likely to see them move into the 18 karat category. And over the past year the industry’s been adapting to that, and that has had a really major change for the world’s largest jewelry market. In India, you aren’t seeing the same pressure in terms of consumer tastes. The younger generation is still as likely to buy gold as the older generation.

[00:22:00]	We did a piece of consumer research last year, and one of the questions we dropped in was, if you were given $1,000 from the US market, which translated into 50,000 rupees in the India market, what would you spend your money on? And there were a whole bunch of options.

And 33% of people under the age of 35 said they’d spend that money on gold jewelry, which is quite incredible when you think about it. Here is the youngsters who would spend, if they were given 50,000 rupees, they would spend that on gold jewelry, which I think, at the moment, speaks to the strength of the Indian market.

[00:22:30] Tom Lydon:	Excellent, excellent. So let’s talk about gold consumption per capita. This is very interesting.

Alistair Hewitt: [00:23:00]	Well yeah, when we have a look at gold consumption per capita, the dominance of India and China comes less apparent, when India consumes less gold per person than the UK, and China less than Germany, or even Turkey. Now, the strength of German demand, dominated by small pourings, is really interesting, and I think illustrates how Europe has become an increasingly important, in gold demand, in the past few years.

And, if we also have a look at the next slide, which also considers each year’s flow, you see a similar trend. European flows, led by Germany, have dominated the market recently. Now, people often find uncertainty and fear as being the sole driver of inflows into gold, and that’s undoubtedly true some of the time.

[00:23:30]	But JC made a very good point earlier on the consumer demand and indeed long term savings are often driven by increased income and increase in wealth. And I think we’re probably seeing something like that within Germany. If you look at the German market at the moment, unemployment is at its earliest level since the early 1990’s.

[00:24:00]	Wage growth, at 4.4%, has doubled its long run average. And the European commission of surveyed households expectations of their finances over the next 12 months are at an all time high.

Now at the same time, last year, we saw four billion Euros plowed into gold product within Germany. My since is that, in Germany, gold is seen as a sensible asset, used to hold an element of their wealth in, and the investors are just buying regularly rather than flocking to it in the face of fear or uncertainty.

[00:24:30]	And now this is my, Tom, my very shameless plug. The World Gold group has a note coming out from Germany, and the investment market next week, if anyone’s interested in understanding how the Germany market evolved over the course of the past few years, please keep your eyes peeled for this report.

Tom Lydon:	Great, and would that be available on your website?

Alistair Hewitt:	Yes it will, it will be available on our website, and it will be, we’ll send an email blast out to any subscribers who want to read it.

[00:25:00] Tom Lydon:	Great, excellent Alistair. Hey, George, if I can bring you in here. As you look at this chart, you know, back in July, you could see there were some major outflows in North America. So, how did gold perform at that point, and why would we see something like this, and it seems like it’s rebounded a little bit, but can you make any comments on that?

George Milling-Stanley: [00:25:30]	Sure, I think there were really two main reasons for the declines earlier this year, Tom. The first one, safe haven buying of gold, tends to be triggered by investor perceptions of the risks involved in any particular economic development, and consequently that kind of demand is often sporadic and temporary.

[00:26:00]	People who want to move quickly into or out of gold were taking advantage of the superior liquidity behind GLD to build up substantial positions very rapidly, and then unwind them just as quickly when perceptions of risk levels changed.

Safe haven flows come and go, that’s a simple fact of life. Second, in addition to that, the fact that some of GLD’s competitor EGF’s witnessed small creations during this period, suggest to me that maybe a handful of investors may have opted for the slightly lower expense ratio some of our competitors offers, rather losing sight of GLD’s massive advantage over all its competitors in terms of size and liquidity.

[00:26:30]	I think it’s important for investors to remember, there’s more to the cost of an investment than just the expense ratio. Anyone looking at the total cost of executing trades at liquidity, trading spreads, at the ability to buy or sell substantial positions without difficulty or delay, would have to concede that GLD wins, hands down.

Tom Lydon: [00:27:00]	Yeah, you’re making some great points because it’s not all about the expense ratio. The trading efficiency is really key and critical, especially during times of volatility, or when you’re trading. So George, a follow up question here, what’s happened to GLD flows recently? I know we’re seeing some numbers going into August, but maybe you could update us.

George Milling-Stanley:	Sure, I mean, we look at these numbers on a daily basis, and I’m very happy to say that we moved back into the black on the year on year basis this month. Registering net inflows of just over $2 billion for the year to date.

[00:27:30]	And maybe that means that perhaps some of those investors who were prepared earlier in the year to exchange liquidity for a lower expense ratio, may have actually learned their lesson, and come back to GLD.

Tom Lydon: [00:28:00]	Excellent, hey Juan Carlos, love to bring you back in here. You spoke about Fed expectations in the meeting that just happened last week, where the Fed left rates unchanged. What’s the perspective for December, and its implications on gold?

Juan Carlos Artigas: [00:28:30]	Yeah, indeed, Fed left rates unchanged while setting the start of their balance sheet unwinding in October, and the market is now pricing around a 70% chance that the Fed will hike once more in December. Which is a far more significant increase from the 30 or so percent chance of a hike from the week before, and that’s what this chart right now shows. It’s showing prior to the meeting.

[00:29:00]	Now, it’s worth noting, however, that historically the Fed has generally increased or decreased rates only when the market is pricing a significant chance of a move above 70%. So in other words, the Fed doesn’t usually like to surprise markets, not necessarily. Now, it’s not that the Fed waits for the market to price and move for them to act, it’s more that it typically guides the market towards where they are going through speeches and statements and, you know, we’ve seen that recently, through some of the comments by Chairwoman Yellen.

[00:29:30]	For now, two months is still a long time to have a definitive answer as to whether the Fed will increase rates or not, however, what is certain is that the prolonged periods of low interest rates far and wide that the market has experienced for almost a decade now, has already created two things.

One, a shift in asset allocation, you know, basically where investors are increasing their risk as a portion of their portfolios, and they need something to balance it out. And two, it has also partly fueled the record high in stock market, you know, in the US and other parts that they have continued to reach this year.

[00:30:00]	So, in an environment where both stocks and bonds look expensive, gold has a valuable role to play for investors in their portfolios.

Tom Lydon:	Great JC thanks, and George, boy, you know, when you look at this chart, if you’re into technical analysis at all, it looks like we may be at some pivotal points. What do you think is a realistic upside potential for gold?

[00:30:30] George Milling-Stanley:	Well I think, you know, this chart shows pretty clearly, since the Spring of 2013, gold’s essentially been trading in a narrow range between about 1,150 on the downside and 1,350 on the upside. There have been occasional moves outside those parameters, but those moves haven’t been sustained for very long, so I’m going to regard them as outliers and ignore them.

[00:31:00]	The downside has received a pretty experienced, has experienced a good deal of testing on the occasion of each of the four interest rate increases we’ve had during the current cycle of rate normalization that began back in December, 2015. In the run up to each rate rise, in anticipation of a hike, speculators have tended to go long the dollar in anticipation of further strength when rates do go up, and frequently they’ve gone short gold expecting a decline in the gold price after the rate rise.

[00:31:30]	But experience has shown that once we get the reality of the rate increase, speculators tend to unwind these trades and take their profits if they’ve made any. This has the effect that, counter intuitively, the dollar tends to go down after a rate hike, and gold tends to go up on short covering.

And this is exactly what’s happened one each of the four rate increases to date. The post June gold price recovery just took a little longer to arrive than the earlier ones, but I’m sure that some of the early September strength in gold was in response to the June rate rise.

[00:32:00]	So having tested the downside pretty thoroughly, it would be logical to expect gold to rise, and try to overcome overhead resistance in the area above 1,350. And that’s exactly what happened earlier this month, as far as the outlook’s concerned, if we breach the 1,350 level in a sustained manner, there’s a lot of speculative money still sitting on the sidelines.

[00:32:30]	And we all know what inflows of hot money can do to the price of gold. Speculative money started to flow into gold at the beginning of 2011, and drove the price up $500 in just nine months. Now, I’m not saying that experience is necessarily going to be repeated, when gold finally makes a sustained break out above $1,350, I’m just offering it as an example of what has happened in a similar situation in the recent past.

Tom Lydon: [00:33:00]	Excellent, thanks George. Alistair back to you. You mentioned the role that derivatives play in price discovery. What does that data tell you and what do you expect going forward?

Alistair Hewitt: [00:33:30]	Yeah, so I spoke earlier about mine supply consumer demand, and how that would be a very important control market. But short term moves higher or lower are much more to do with the actions of speculators and investors, and often through the OTC and derivative markets. Now we don’t have good visibility on the OTC gold market, although, with the movements by the LDMA, that keeps improving.

But we do have methods to follow activities on gold futures markets, especially those in the US. The commitment to trade as we report gold based on data released by the CFPC allows us to track the actions of speculators on pro net gold futures, and their actions can drive the price materially higher, as George talked about earlier on.

[00:34:00]	And we also see, in the early parts of 2016 and to a less extent over the last couple of months. Now as this chart shows, long position increase quite a bit since July. And it’s likely come off a little bit with the recent decline in the gold price.

To me, this is a good indication of how fast and short players in the gold market are viewing gold. This does include the sentiment towards the end of 2015, and is broadly more positive now than it has been over the previous few years.

[00:34:30]	Just an interesting side point for people when they’re thinking about gold futures and gold futures positioning. We believe that going forward there’s the opportunity for investors to have a more grounded, holistic view of this part of the market, and not just consider purely co mags.

[00:35:00]	You can think about London, and the launch of Bellamy Precious earlier this year. That’s gaining traction and will provide more visibility on trading going on within London. And as we think about China, trading on the Shanghai gold exchange and Shanghai futures exchange, have grown rapidly in recent years. So for a rounded pictures, these might be two areas of the market that investors might want to look towards.

Tom Lydon:	Excellent, excellent, great Alistair, so, George, back to you. In terms of gold performance, what keeps you awake at night? How do you see the potential downside risk for gold today?

George Milling-Stanley: [00:35:30]	Tom I sleep very soundly, thank you. The only thing that keeps me awake at night is really worrying when I should stop lightening my exposure to equities and increase my tactical position in gold. For years now I’ve maintained a strategic allocation to gold equivalent to 5% of my total portfolio, rebalancing that every quarter, so that I can maintain the planned percentages. And that’s definitely helped my risk adjusted returns over the years, over the decades in fact.

[00:36:00]	And as I’ve said to you before, I like any asset that helps my sharp ratio. As I see it, the positive case for gold is based on so many disparate foundations, many things that we’ve talked about, but things would have to go wrong with several of them in order to inflict any significant damage on the price.

To put it another way, to drive gold down below the bottom of its well defined range. And it’s hard to see all of those things happening at once.

Tom Lydon: [00:36:30]	Okay, well great. Listen, I want to remind everybody of a few things. First of all, there’s some great resources that you have available on the bottom of your dashboard. So please, if you could, take a second now and go look in that teal colored folder, and in that folder is some great information, there’s some excellent special reports, so please take a minute and download those when you can.

[00:37:00]	In addition, if you haven’t yet, make sure you fill out that survey, and if you do fill out the survey, your name will be thrown into a hat, and three lucky advisors will be randomly selected to win that Starbucks gift card. We love getting your questions, we’re getting some great questions right now, we’re going to try to get to as many of those questions as possible in the coming minutes.

[00:37:30]	But, right now, we’ve got a polling question, so we’re going to show that polling question to you right now, and here it is. What role do you believe gold plays in a portfolio? So when you look at this, what role do you believe gold plays in the portfolio?

[00:38:00]	Is it A, a hedge against tail risk. B, portfolio diversifier. C, it outperforms asset classes during periods of inflation, or D, a hedge against a weakening dollar. So again, it could be all of the above, but if you had to pick one, which would that be? So we’ll leave that up for a minute, and again, if you have answered that, while others are answering the question, and you’ve got a question that you want to type in, please do that because we’re going to make sure we have a good amount of time to be able to tackle some of your questions.

[00:38:30]	Okay, couple of more seconds here. Alright now here are the answers. So, over 60%, about 62% said portfolio diversifier, followed by a distant second, hedge again tail risk, and very few are in the hedge against weakening dollar or outperforms asset classes during periods of inflation. JC, when you look at this results, are most of the advisors selecting gold for the right reasons here?

[00:39:00] Juan Carlos Artigas:	This is really really pertinent and very interesting. I’ll start by saying that gold is a

[00:39:30]	source of portfolio diversification. Now it is particularly effective in periods of risk, so you know, some of the questions that were asked, or some of the potential answers maybe included weaning diversification, is the right type of diversification. As I often, you know, discuss with investors, investors are not looking for the diversification in bull markets, they want diversification in down markets, and gold can be particularly effective in that way.

[00:40:00]	But, I would say, it is also a source of returns. As I mentioned before, this source of return is linked to the intrinsic value gold holds due to its long term dynamics of demand and supply. And generally speaking, investors are well aware, as we just saw, of gold’s low correlation to other assets and its role in risk mitigation. And, some investors view it as a currency of last resort, or an inflation hedge.

[00:40:30]	But, not everyone is aware of gold historicals return. As per one of the charts we described before, gold historical returns, on average have been 10% per annum, or about, you know, six or seven percent of above inflation, above CPI. So while gold prices have tended to increase sharply in periods of high inflation, gold’s role is not just that of an inflation hedge.

[00:41:00]	You know, our analysis shows that gold increases risk adjusted returns over the long term, and it should be seen as a strategic component in portfolios. So on average, 60/40 portfolio, an optimal location for gold is about 5%. Now, of course, that number may vary based on portfolio composition and risk aversion, but the world gold council and SSGA can help investors find what location is right for them.

Tom Lydon:	Yeah, well here’s a great start, kind of following up on your comments here. What are the big takeaways? What would you say Alistair, when you ... I’m sorry, JC, when you look at this? What, as advisors, what do we need to really concentrate on?

[00:41:30] Juan Carlos Artigas:	So with respect to the dollar, you know, historically, there has been a negative correlation between gold and the US dollar. And, while the strength of the dollar is not the only factor that drives gold, in the short and mid term, it’s a relevant factor. Now the influence of the dollar is also related to the probability of Fed hikes, as we discussed before, especially in the context of real, rather than nominal yields.

[00:42:00]	But more than anything, investors around the world use gold as a fiat currency hedge, not only a dollar hedge. For example, your investors buy gold to mitigate market risk, and currency depreciation. And that’s why, in periods of systemic risk, both the US dollar and gold prices tend to increase, fueled by flight quality inflows on both vehicles as means of safe havens or flight quality.

[00:42:30] Tom Lydon:	Yeah, absolutely. So, let me ask you this JC, as we talk about inflation in currency, what’s your perspective on the dollar, you know, really, and its impact on gold today, because, there are a lot of people that were, you know, I would say, surprised by how quickly the dollar lost a lot of ground earlier in the year. It seemed to stabilize a bit now. And then also are the prospects for the Fed maybe finally making another move in December?

[00:43:00] Juan Carlos Artigas:	Yeah, and look, as I was saying earlier, I think gold generally is a hedge against fiat currency, so when you’re a US investor, many investors say well I’m hedging my, you know, potentially weakening in the dollar, and this year has been an example where you’ve seen, you know, a weakening in the dollar.

[00:43:30]	Now there are other periods where the dollar strengthens, and while sometimes that can be a headwind for gold, there are periods as well where you see both the dollar and gold strengthening, because investors around the world, not only in the US, are hedging their currency depreciation. You know, Indian consumer side investors, or Chinese or Turkish or European.

[00:44:00]	And I think that is particularly relevant. So it is not necessarily, you know, easy to figure out exactly the direction of the dollar, but what you know, what we have noticed is that these investors, perhaps see gold as a strategic asset, they understand the role as a diversifier, as a hedge, and as a source of returns, then they can actually, there are ways in which they can execute or put a position on gold that benefits both from a weakening dollar or potentially from a strengthening dollar.

[00:44:30] Tom Lydon:	Yeah, excellent, excellent. Alright, now here’s a real important question for the advisors on the call. It’s going to be interesting to see how this pans out. So when you invest in gold, where do you typically allocate your assets? So if you’re looking for a gold allocation, where do you typically allocate?

[00:45:00]	Is it typically gold mining stocks? Gold backed ETF’s, or really investing in the price of gold itself. Is it in gold related futures, or is it in multi class portfolios? Okay, so as you look at that, what’s the best answer for you? And we’re going to leave that up again, and right after we answer this, we’re going to dive into some of your questions. So we’ll leave this up just for another couple of seconds, and actually show you the results. It’s going to be interesting to see.

[00:45:30]	Alright good, thank you so much for participating, here are the answers. When you invest in gold, where do you typically allocate? 57% say gold backed ETF’s followed again, distant second and third by gold mining stocks or multi asset class portfolios. So, George, you’re talking to a lot of, not only advisors but institutions out there. Are you feeling that most, in looking at gold, want that pure play?

George Milling-Stanley: [00:46:00]	Yeah I think these results, I mean first of all I’ve got to say that this is a wonderful audience, 57% liking gold backed ETF’s, nothing to argue with from my point of view there. And these results, I’ve been asking similar polling questions during the whole of my recent Asia trip, across, you know, five cities, and getting very, very similar kinds of answers.

[00:46:30]	But gold backed ETF’s tend to be the preferred choice for something like two thirds of investors all over Asia, it’s kind of nice to see that we got a similar response to that here in the US, so this basically bears out the results that I’ve got elsewhere, and I’m very heartened to see that.

Tom Lydon:	Well great, so George, listen, while I’ve got you, let’s take a look here at the Strider gold ETF’s. Again, GLD and GLDW, walk us through them briefly, and how are they different as far as advisors considering them for the portfolio?

[00:47:00] George Milling-Stanley: [00:47:30]	Sure, I think most people, by now, are probably pretty familiar with GLD, it was launched back in 2004, with the declared objective of matching the spot price of gold, minus the very small cost of administering the fund. And GLD has done exactly that for the past 13 years since inception. GLD’s 100% backed by physical gold bars, and there’s $36 billion worth of shares outstanding, and $36 billion worth of gold bars sitting in the vault. It’s a very, very simple trust.

[00:48:00]	Then in January this year and again in partnership with the world gold council as sponsor, we launched GLDW, which is essentially a sister product of GLD. Now just like GLD, GLDW’s also backed 100% by physical gold, and that’s its only asset. The difference between the two products is simply that with GLDW, the investor is effectively long gold against a basket of foreign currencies, rather than against the dollar as with GLD.

GLDW is gold for a strong dollar environment. Tom.

Tom Lydon: [00:48:30] [00:49:00]	Excellent, excellent, thanks George. So, now’s the time to get into questions, and again, don’t hold back, if you’ve got a question, we want to hear from you for sure. So, first of all, let me pick this one here from Thomas. So Thomas says, “I’m new to buying gold, silver, and precious metals. In your opinion, is it better for clients to buy precious metals ETF’s, precious metals mutual funds, precious metals bullion such as you know, different types of precious metals, I think he’s asking more from a diversification standpoint. Precious metals from the Australian mint, what do you think as far as somebody new to buying hard assets? What would you say their approach would be, and George let me throw that over to you.

George Milling-Stanley [00:49:30]	Thanks Tom, yeah it’s a very good question, yeah it’s always nice to have newbies asking the smart questions. I often tell people, you know, I don’t think that there is really any wrong way to get exposure to movements in the gold price, but the way that you choose, as an investor, there are various different ways of doing it, and it’s up to the individual investor to do his own due diligence and figure out what is the best way for him.

[00:50:00]	And I would certainly recommend a conversation with your financial advisor, and a conversation with a gold market professional if this is the particular area of interest for you. I think investors very often vote with their wallet. There’s something like $100 billion worth of investment in physical gold backed ETF’s around the world, I think that’s a pretty ringing endorsement of gold ETF’s as being the preferred way for most people to gain access to movements in gold.

[00:50:30]	Silver, rather a different animal, I think that silver is really much more of an industrial metal, rather than an investment metal, so that, you know, I would prefer, basically I think that a gold backed ETF is probably the way to go. There are people who actually like investing in the stocks of gold mining companies, a mutual fund would mean that somebody else, the manager of the fund would be picking which of those companies to buy, and you want to choose a good mutual fund, one with a decent track record, so that you’ve got somebody with some knowledge discriminating against the different gold mining companies and figuring out which are the ones that are likely to outperform.

[00:51:00]	Physical bullion, you know, sure, that’s very attractive. I think that there’s a visceral appeal to gold coins and small bars, and I’m certainly not immune to that either. But you do have the issue, first of all, that you’re very often going to be paying pretty hefty premiums going in, and quite possibly be faced with significant discounts when you actually sell those things, so be mindful of that, and also be mindful of the fact that you know, that GLD, for example, a gold backed ETF, is going to take care of all of the ancillary costs, storage, protection, custody, all of that kind of stuff.

[00:51:30]	If you’re going to be buying physical precious metals, then you better make sure that you are keeping them in a very, very safe place. And this is liable to cost you a good deal more than the 40 basis points expense ratio on GLD.

Tom Lydon:	Yeah, great. George, have another question regarding funds. And Roman is asking, what gold exposure do you generally see inside of commodity funds? Because commodity funds can be a whole combination of different, you know, quote unquote, commodity type allocations. Are you necessarily getting a decent allocation towards gold?

[00:52:00] George Milling-Stanley:	Typically no is the answer, I’m not a big fan of commodity funds. I personally feel that I would like to pick the commodities that I invest in myself rather than having some fund manager do that. Some people may feel more comfortable letting somebody else take the responsibility, fair enough.

[00:52:30]	But the issue to me is that just about all of the commodity funds that I’ve taken a deep dive into and a deep look at, most of them tend to be very heavily dominated by energy, in particularly crude oil, and I’m not so sure that’s an exposure that I necessarily want to buy, and frankly I think I’ve been right for a number of years on that one, but that’s not been a particularly stellar performer.

[00:53:00]	Typically you will find that a commodity fund has very, very small exposure to gold, typically less than 10% of the total, so frankly you really are not getting very much gold exposure at all, and as you will understand, from what I’ve been saying during this whole webinar I think that gold is a very good investment, I think it would make a lot more sense for people to go directly into a gold investment rather than into a commodity fund. Certainly at this stage of the economic cycle.

Tom Lydon:	Okay, Juan Carlos, anything to add?

Juan Carlos Artigas: [00:53:30]	Yeah, look, this is what George was saying, I think it is important to understand that while gold is often part of commodity indices, the reality is that it behaves quite different from commodities. When we’re talking about the long term drivers of gold and the short term drivers of gold, you know, there are two sides to gold. The consumption side, as a luxury item, as part of technology, but also the investment side. You know, when flight of quality, when high uncertainty increases, and for gold as an investment.

[00:54:00]	And, there are no, really there are no other commodities, there are no commodities that behave that way, gold is quite unique. It is used as a currency, as an asset of last resort, central banks hold it as part of their foreign reserves, so it’s quite unique, so in some sense, even though it is part of commodities, it’s probably better understood, and seen as a separate asset.

And as George said, the exposure of the overall commodity indices is fairly small.

[00:54:30] Tom Lydon:	Great, so, Ryan is asking a question JC about if you have a client that has 250,000 in investible assets. How much should you consider to invest in the gold ETF, and again, I’m not going to put a gun to your head here, but, you do a lot of study about overall allocation, and you know, what seems to be, in general, an appropriate allocation to have to gold in a diversified portfolio.

[00:55:00] Juan Carlos Artigas:	Right, and look, I mean, of course we’re looking at the perspective of, you know, gold more broadly as part of a portfolio, and I’ll let George weigh in later on gold ETF’s, but again, in general, when you look at gold, instead of saying, well it’s whatever amount it is like, 250,000 or whatever the amount is, and saying, well gold is this percent, I think what matters is understanding what is the portfolio composition?

[00:55:30] [00:56:00]	But to be more precise, what we have found is that, generally speaking, allocations between two and 10% in gold tend to be optimal for investors. In other words, they tend to increase risk adjusted returns. And the more aggressive portfolios, often times, the analysis shows, that the more gold you need to hold, because again you have more risk in your portfolio and you need to weigh it, or counter balance that risk by some things, and gold can be a quite effective diversifier in that perspective.

In a 60/40 portfolio, just as a way of example, usually the math works that an optimal allocation for gold is about 5%. Again, having said that, we’re happy to help investors understanding, depending on the composition of the portfolio and the risk dollar.

Tom Lydon:	Yeah so-

George Milling-Stanley:	Tom can I weigh in on that one?

[00:56:30] Tom Lydon:	Please do, and also George, is there anything that you do at State Street, to actually help advisors with making that allocation decision?

George Milling-Stanley: [00:57:00]	Yeah, I mean, you know, the question, Juan Carlos is absolutely right, one would need to know exactly the overall composition of the portfolio. Is it a simple 60/40 portfolio? I don’t think very many people have those anymore, most people have gone into multi asset portfolios because the returns tend to be better. But you’d need to know what is the total, you know, you’d need to be looking up the whole portfolio, not just what’s going into gold.

Juan Carlos’ notion, I mean yes the lists are set somewhere between two and 10%, would probably benefit most portfolios as a strategic allocation. I happen to prefer 5%. I mentioned that during the body of the webinar.

[00:57:30]	But there is another body of literature out there that says, in times when markets are exceptionally turbulent, it can make financial sense to double those strategic allocations. So instead of two to 10%, you can be talking about four to 20%. And I would suggest that we are in turbulent times for markets right now. So that, maybe one should be looking at that.

[00:58:00]	We did a study on the role of gold in multi asset portfolios recently. Basically taking hypothetical portfolios, multi, different assets in them, back projecting back to 2004, and the results of that were really pretty compelling. We did hypothetical portfolios with the injection of various different quantities of gold into them, and it was the portfolio with the highest allocation to gold, at 10% that actually provided the best risk adjusted return. So I think there’s a pretty powerful argument right there, and we’d be happy to send that study out to people.

So that’s the kind of work that we do at State Street, to try to help financial advisors give their clients the right guidance when they’re looking at making an allocation to gold.

[00:58:30] Tom Lydon:	Yeah, and I would just say this, the resources that you folks have are incredible. I mean, you’re talking with central banks, sovereign wealth funds, institutions, and able to share the same due diligence that they go through at the advisor level. So if it’s something that you’re thinking about, don’t hold back, reach out to this group, they will definitely be able to help you.

[00:59:00]	Folks I can’t believe we’re at the top of the hour. I want to take a minute and thank State Street and World Gold Council for sponsoring this webcast. Very timely, very, very educational. I want to thank all the advisors that took time out of your day, we’re respectful of your time so we want to keep this to one hour.

[00:59:30]	We got a lot of questions and we barely made a dent in them. If you did ask a question, and it wasn’t answered, somebody from State Street will call you in the next 24 to 48 hours and answer that question for you personally. Before you go, make sure you fill out that survey, download some special reports, or the deck, and share them with others for sure. And then finally, Juan Carlos, George, Alistair, gentlemen, excellent presentation today, I really enjoyed it, and look forward to having you all back again soon.

Juan Carlos Artigas:	Thank you so much for having us Tom, it was great.

George Milling-Stanley:	Yes, a pleasure Tom, thank you.

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